Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No. 333-261512

Zendesk Reiterates Strategic and Financial Merits of Proposed Acquisition of Momentive

Letter Reminds Stockholders of Expected Value Creation Opportunity

Strongly Recommends Stockholders Vote “FOR” Proposal to Approve the Issuance of Shares of Zendesk Common Stock to Momentive Stockholders in Connection with the Transaction at Upcoming Special Meeting

SAN FRANCISCO – January 13, 2022 – Zendesk, Inc. (NYSE: ZEN) today sent a letter to stockholders commenting on its proposed acquisition of Momentive Global Inc., which was announced on October 28, 2021, and recommending their approval of the issuance of Zendesk Common Stock in connection with the transaction at the Special Meeting of Stockholders scheduled for February 25, 2022. Proxy materials relating to this Special Meeting were mailed to Zendesk stockholders. The full text of the letter follows:

Dear Fellow Stockholder,

The Zendesk Board of Directors believes that Zendesk’s proposed acquisition of Momentive, which was announced on October 28, 2021, will create substantial incremental long-term value for Zendesk stockholders. Zendesk’s Board unanimously recommends you vote in favor of the proposal approving the issuance of Zendesk Common Stock in connection with the transaction at the upcoming Special Meeting of Stockholders, which will be held on February 25, 2022.

Strategic and Financial Benefits of the Momentive Transaction

The combination with Momentive will deliver significant benefits to Zendesk stockholders that are otherwise not attainable, including:

•

Achievement of Zendesk’s strategy of transforming Customer Relationship Management, by creating a Customer Intelligence Platform that combines Momentive’s leadership in agile experience management software (spanning surveys, customer experience and market research) with Zendesk’s leading customer service and sales platform to enable truly actionable insights and understanding of the customer for businesses of all sizes;

•	A doubling of Zendesk’s addressable market to $165 billion, ensuring far greater opportunity for sustained high revenue growth at larger scale;

•

Realization of the first wave of sales-led revenue synergies of approximately $275 million by 2025, deriving primarily from a scaled and global Zendesk enterprise sales force selling Momentive’s agile experience management and insights products to our customer base within the Zendesk product experience, yielding approximately $4.6 billion in combined 2025 revenue growing at a higher rate than Zendesk’s forecasted smaller-scale standalone business;

•

Significant upside to these conservative revenue synergy estimates from product-led growth, namely new product introductions, new pricing and packaging, and acceleration of Zendesk’s core sales and customer service businesses due to the addition of Momentive product capabilities and data, making our offering more valuable and increasing customer spend and stickiness;

•

The ability to drive further synergies by accelerating Momentive’s enterprise growth, leveraging Zendesk’s proven track record of scaling and driving adoption with enterprise customers, with additional opportunities to internationalize Momentive’s offerings across Zendesk’s diversified global client base and go-to-market reach; and

•

Financial benefits from greater scale, including an expanded global talent base, significantly increased number of customer relationships, operating efficiencies that can be re-invested in growth, greater research and development resources, and more engineering expertise and technology – all of which will allow Zendesk to better serve customers and accelerate innovation.

Importantly, we have increased conviction in the upside and the expected synergies noted above as a result of our preliminary integration planning work, which includes direct correspondence with customers.

Zendesk’s Rigorous Process and Strong Corporate Governance

Zendesk’s Board and management team regularly review the Company’s performance, future growth prospects and overall strategic direction within the context of the current business and economic environment and in consideration of the Company’s long-term business strategy. This entails reviewing Zendesk’s strategy as a standalone company as well as considering potential opportunities for business combinations, acquisitions, and other financial and strategic alternatives.

The Zendesk Board’s determination to acquire Momentive is the result of a thoughtful and deliberative review process spanning multiple alternatives within adjacent and complementary markets. Momentive, along with several other candidates, was identified and discussed by the Zendesk Board as a potential acquisition target in regularly conducted strategic reviews as early as the first half of 2019. Zendesk’s decision to bid in Momentive’s process to explore strategic alternatives was an output of the Board’s structured review of existing capabilities and growth needs. In that process, Zendesk evaluated a number of inputs, including, importantly, direct feedback from customers requesting better customer survey and market research capabilities. The Board carefully assessed the potential benefits of the transaction, evaluated risk factors, and conducted an extensive due diligence process with its independent financial and legal advisors in connection with its decision to acquire Momentive.

Zendesk’s proposal reflects the Board’s unanimous conviction that this combination represents a unique opportunity for Zendesk stockholders and a critical step forward for Zendesk to achieve its strategic ambition to transform customer relationship management through the development of a Customer Intelligence Platform.

Zendesk’s management team and Board look forward to discussing their conviction in the merits of the transaction with stockholders in greater detail. Because of the strategic significance to Zendesk of the proposed acquisition, Zendesk supports the rights of all stockholders to provide their views and vote on the issuance of Zendesk Common Stock in the transaction. Due to the compelling strategic and financial benefits of the proposed combination, the Zendesk Board strongly encourages stockholders to vote in favor of the proposal approving the issuance of Zendesk Common Stock in connection with the transaction at the upcoming Special Meeting on February 25, 2022.

Your Vote Is Important

The Zendesk Board of Directors unanimously recommends that all stockholders vote “FOR” the proposal approving the issuance of Zendesk Common Stock in connection with the acquisition of Momentive. Your vote on this matter is very important, regardless of the number of shares you own. If stockholders have questions or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 Toll-Free or by email at zenproxy@mackenziepartners.com.

Thank you for your continued support.

Sincerely,

The Zendesk Board of Directors

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus and WHITE proxy card of Zendesk or WHITE proxy card of Momentive, as applicable, were first mailed to Zendesk stockholders and Momentive stockholders beginning on or about January 10, 2022. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. Additional information regarding the interests of the participants in the proxy solicitations is contained in the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) current or future litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Zendesk

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com.

Contacts

Investor Contact:

Jason Tsai, +1 415-997-8882

ir@zendesk.com

Additional Investor Contact:

MacKenzie Partners, Inc.

Dan Burch/Bob Marese, +1-212-929-5500

dburch@mackenziepartners.com/bmarese@mackenziepartners.com

Media Contacts:

Stephanie Barnes, +1 415-722-0883

press@zendesk.com

John Christiansen +1 415-618-8750

Robin Weinberg +1 212-687-8080

Sard Verbinnen & Co

Zendesk-SVC@sardverb.com